                        June 7, 2007

VIA EDGAR

Dana M. Hartz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grant Life Sciences, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed May 25, 2007
File No. 000-50133

Dear Ms. Hartz:

This letter responds to comments contained in the Staff letter, dated May 31, 2007, addressed to Mr. Judd, the Company’s Chief Financial Officer, with respect to the Company’s filing of a Form 8-K.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Item 4.02 Form 8-K

1.	Please provide us with an estimated time-frame as to when you intend to file the restated 2005 and 2006 financial statements.

Response:

After consulting with its auditors the Company believes that it should be able to file the restated 2005 and 2006 financial statements by June 29, 2007.

2.
Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions regarding disclosure controls and procedures, specific to all applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

61 Broadway     New York, New York 10006     212-930-9700    212-930-9725 Fax
www.srff.com

Response:

As provided in the Form 8-K, which was filed, the determination to restate the 2005 and 2006 financial statements was made by Doyle Judd, the current Chief Financial Officer of the Company. The periods under questions were dealt with by a different auditor and different Chief Financial Officer. While Mr. Judd cannot speak to the application of the controls and procedures utilized by the former Chief Financial Officer and auditing firm, Mr. Judd believes that the controls and procedures of the Company in place are adequate.

On behalf of the Company, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder

61 Broadway     New York, New York 10006     212-930-9700    212-930-9725 Fax
www.srff.com